Exhibit 99.1

Goldcorp acquires New Gold's 30% interest in the El Morro project in Chile; Creates 50/50 joint venture with Teck's Relincho project

TSX: G  NYSE: GG

(All amounts in $US unless stated otherwise)

VANCOUVER, Aug. 27, 2015 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) is pleased to announce it has entered into an agreement to purchase New Gold Inc.'s ("New Gold") (TSX: NGD, NYSE: NGD) 30% interest in the El Morro copper-gold project in Chile.   Following the acquisition, Goldcorp will own 100% of the project.  Under the terms of the agreement, Goldcorp will pay New Gold $90 million in cash at closing and a 4% gold stream on future gold production from El Morro.  New Gold will make ongoing payments of $400 per ounce of gold delivered under the contract, subject to a 1% per annum adjustment (compounded annually, commencing on the first anniversary of the agreement) once 217,000 ounces have been delivered.  At December 31, 2014, El Morro had proven and probable gold reserves of 8.92 million ounces (100% basis)1.

Goldcorp also announced today that it has reached an agreement with Teck Resources Limited ("Teck") (TSX: TCK.A & TCK.B, NYSE: TCK) to combine their respective interests in the El Morro (including the 30% interest to be acquired from New Gold as described above) and Relincho projects in Chile into a 50/50 joint venture.

"This transaction allows us to consolidate the ownership of El Morro and work with Teck to jointly develop the Relincho and El Morro deposits in a way that is expected to deliver significant synergies to our respective stakeholders and shareholders," said Chuck Jeannes, Goldcorp's President and CEO.

Completion of the transactions contemplated by this press release are subject to customary closing conditions and are anticipated to close in the fourth quarter of 2015.

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1 Estimated in accordance with CIM Definition Standards and National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown and additional details on tonnes, grade and ounces, see Goldcorp's 2014 Annual Information Form.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas.  A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the ability of the parties to satisfy the conditions of and complete the transactions with each of New Gold and Teck (the "transactions"), the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp, including in respect of the transactions, to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. In respect of the forward-looking statement concerning the anticipated timing of closing of the transactions, Goldcorp has provided it in reliance on certain assumptions that is believed reasonable at this time, including assumptions as to the conditions of closing of the transactions being satisfied in a timely manner.  Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, the transactions not being completed as planned, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the transactions will not be completed as planned, risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included or incorporated by reference in this document, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 07:59e 27-AUG-15